PANAM TERRA, INC.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132
305-610-8000
305-424-9501 (fax)

March 28, 2012
VIA EDGAR
Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	PanAm Terra, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed March 1, 2012
File No. 000-54375

Dear Mr. Dang:

I am writing in response to your letter dated March 16, 2012.  The Staff’s comment is set forth below and indented, followed by our response.

Security Ownership of Certain Beneficial Owners and Management, page 23

1.
We note the two convertible notes issued to Pacific Trade Ltd. are convertible into approximately 240 million shares, which would represent approximately 98% of your outstanding shares upon full conversion. Because the 4.99% conversion limitation appears contractual, please add Pacific Trust Ltd. to this section and identify the natural person that beneficially owns the convertible notes. Considering the substantial nature of the convertible note, please revise to discuss the relationship between Mr. Clug and Pacific Trade Ltd. and its control person.

Response to Comment 1

The two convertible notes are, together, convertible into 2,408,487 shares, as they were issued prior to April 15, 2011, the effective date of the Company’s 1-for-100 reverse stock split.  When the Staff has completed its review of our response to the comments, we will file an amendment to the Form 10 in which we will modify the table on page 23 thus:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Alexandre Clug	2,453,306 Shares(2)	48.8%
Henry L. Gewanter	80,000 Shares(3)	1.6%
E. Chadwick Mooney	80,000 Shares(3)	1.6%
All officers and directors (5 persons)	2,797,111 Shares	55.7%
James Dixon	705,205 Shares	14.0%
Raul Echeverria	306,342 Shares	6.1%
Pacific Trade Ltd.(4)	263,795 Shares(5)	4.99%

(1)	All shares are owned of record and beneficially unless otherwise indicated.
(2)	Represents shares held by Dolphin Group, LLC, of which Mr. Clug is the sole manager and sole beneficiary.
(3)
40,000 shares held by each of Messrs Gewanter and Mooney are restricted by the terms of their respective Non-Executive Director Letter of Appointment.  The shares vest over a period of three years in monthly increments, provided that the shareholder remains a member of the Board of Directors on the vesting date.

(4)
Michael Crow has sole control over the voting and disposition of shares owned by Pacific Trade Ltd.  Pacific Trade Ltd. loaned $25,000 to the Company in December 2010, and an additional $28,000 in March 2011.  Until March 2008 Michael Crow and Alexandre Clug, the Company’s CEO, were both employed by DC Associates, where Michael Crow served as CEO and Alexandre Clug served as CFO.  In April 2011 Michael Crow and Alexandre Clug organized The Corsair Group, an investment banking enterprise in which they each own 50% of the equity.  The Corsair Group has not yet recorded any revenue.

(5)
Represents shares issuable upon conversion of two On Demand Convertible Notes dated March 10, 2011 (principal amount: $25,000) and March 15, 2011 (principal amount: $28,000), which may be converted by Pacific Trade Ltd. into common stock prior to September 10 and September 15, 2012.  The number of shares into which the Notes may be converted is limited by the terms of the Notes, such that Pacific Trade Ltd. may not convert the Notes into shares that would cause the aggregate number of shares owned by Pacific Trade Ltd. and its affiliates to exceed 4.99% of the Company’s outstanding shares.  That limitation is contractual only, and could be waived by the Company.  Absent that limitation, the Notes could, in aggregate, be converted into 2,408,487 shares, which would represent 32.4% of the outstanding shares.

Sincerely,

/s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer

Acknowledgement

PanAm Terra, Inc. hereby acknowledges that:

•	PanAm Terra, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PanAm Terra, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PanAm Terra, Inc.

By: /s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer